FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

For the month of May, 2018

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82- ..

1.01
Entry into a Material Definitive Agreement.

As previously disclosed in a Form 6-K filed with the Securities and Exchange Commission on April 2, 2018, Euro Tech Holdings Company Limited (the “Company”) entered into an Equity Transfer Agreement (the “Agreement”) with Ms. Jin Lijuan (the “Purchaser”), on March 5, 2018, to sell its 20% equity stake of Zhejiang Jiahuan Electronics Co., Ltd. for a purchase price of RMB$31,312,500 (the “Purchase Price”). In accordance with the terms of the Agreement, all approvals and registrations with the relevant governmental authorities were obtained, the closing of the transaction has been completed, and the Purchaser has paid the Purchase Price to the Company, in full.

Item 9.01
Financial Statements and Exhibits..

(a)
Financial Statements:

None.

(b)
Pro Forma Financial Information:

None.

(c)
Shell Company Transactions:

None.

(d)
Exhibits:

10.1	Equity Transfer Agreement (incorporated by reference to Form 6-K filed by the Company with the Securities and Exchange Commission on April 2, 2018).

99.1
Press Release, dated March 28, 2018, issued by Euro Tech Holdings Company Limited (incorporated by reference to Form 6-K filed by the Company with the Securities and Exchange Commission on April 2, 2018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

May 25, 2018	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer